May 26, 2010

Via EDGAR
Janice McGuirk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Re:          Liz Claiborne, Inc.
Form 10-K for FYE January 2, 2010
Filed February 23, 2010
File No. 1-10689

Dear Ms. McGuirk:

This letter responds to the comment set forth in your letter dated May 17, 2010 (the “Comment Letter”) regarding exhibit 10(m)(iii) of the Liz Claiborne, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended January 2, 2010, filed with the Securities and Exchange Commission (the “Commission”) on February 23, 2010.

For your convenience, the Company’s response is presented below, with the comment reproduced in italics.

We note that exhibit 10(m)(iii) to the Form 10-K does not have some or all of the schedules, attachments, or exhibits as listed in the exhibit itself.  Please file the exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K in your next periodic report or advise.

Response

On May 6, 2010, the Company entered into the Second Amended and Restated Credit Agreement (the “Amended Credit Agreement”).  The Amended Credit Agreement

amends and restates the Company’s Amended and Restated Credit Agreement (the “Original Credit Agreement”), dated as of January 12, 2009, which was included as exhibit 10(m)(iii) to the Company’s Form 10-K for the fiscal year ended January 2, 2010.  Therefore, the Original Credit Agreement is no longer in force and the Company believes that re-filing the Original Credit Agreement will confuse investors.  The Company would like to file the Amended Credit Agreement, including schedules, attachments and exhibits thereto, as an exhibit to its quarterly report on Form 10-Q for the quarter ending June 30, 2010.  The Company may file the Amended Credit Agreement earlier, as an exhibit to another periodic or current report, to the extent the Company files such reports.  The Company respectfully advises the Staff that the Company may request confidential treatment of certain information in the Amended Credit Agreement at the time the Amended Credit Agreement is filed.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *

Please contact me at (201) 295-7837 if you have any questions with respect to this letter.

Very truly yours,

LIZ CLAIBORNE, INC.

By:	/s/ Nicholas Rubino
	Name:	Nicholas Rubino, Esq.
	Title:	Senior Vice President, Chief Legal Officer, General Counsel and Secretary